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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------
                                    Form 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2000.

                                 AMDOCS LIMITED

                      Suite 5, Tower Hill House Le Bordage
          St. Peter Port, Island Of Guernsey, GY1 3QT Channel Islands

                                  AMDOCS, INC.

          1390 Timberlake Manor Parkway, Chesterfield, Missouri, 63017

                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                FORM 20-F   [X]                  FORM 40-F   [ ]

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2 (b) under the Securities Exchange Act of
                                     1934.)

                      Yes   [ ]                  No   [X]

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

                                 AMDOCS LIMITED

                             [AMDOCS LIMITED LOGO]

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                January 24, 2001

To the Shareholders:

     The annual General Meeting of shareholders of Amdocs Limited ("Amdocs" or the "Company") will be held at 10:00 A.M., local time, on Wednesday, January 24, 2001, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, for the following purposes:

     1. To authorize an increase to the size of our board of directors from eleven (11) to thirteen (13) members, in compliance with our Articles of Association.

     2. To elect at this time ten (10) directors for a one-year term until the next annual general meeting of shareholders or until their respective successors are elected and qualified or their positions are vacated by resignation or otherwise.

     3. To approve our Consolidated Financial Statements for the fiscal year ended September 30, 2000.

     4. To approve Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2001, and until the next annual general meeting, and to authorize the board of directors to fix the remuneration of such auditors in accordance with the extent and nature of their services.

     5. To approve an amendment to our 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan"), to increase the number of our ordinary shares available for grants of options and/or awards under the 1998 Plan.

     6. To transact such other business as may properly come before the General Meeting.

     Our board of directors has fixed the close of business on December 1, 2000 as the record date for the determination of our shareholders entitled to notice of, and to vote on the matters proposed at, the General Meeting and any adjournments thereof.

                             YOUR VOTE IS IMPORTANT

     ALL HOLDERS OF AMDOCS' VOTING ORDINARY SHARES (WHETHER THEY EXPECT TO ATTEND THE GENERAL MEETING OR NOT) ARE REQUESTED TO COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD ENCLOSED WITH THIS NOTICE. IF YOU EXECUTE A PROXY, YOU STILL MAY ATTEND THE GENERAL MEETING AND VOTE IN PERSON.

                                          By Order of the Board of Directors

                                          /S/ Thomas G. O'Brien
                                          Thomas G. O'Brien
                                          Secretary

December 26, 2000
                            ------------------------

                     A proxy card and the Annual Report for
             the fiscal year ended September 30, 2000 are enclosed.

                                 AMDOCS LIMITED

                                PROXY STATEMENT
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                JANUARY 24, 2001

     References in this Proxy Statement to "Amdocs", "we", "our", "us" and the "Company" refer to Amdocs Limited and its consolidated subsidiaries and their respective predecessors. References to "shareholders of Amdocs" refer to all holders of voting shares of Amdocs and all holders of exchangeable shares of Solect Technology Group Inc.

     This Proxy Statement and the accompanying proxy are being furnished to shareholders of Amdocs Limited, a corporation organized under the laws of the Island of Guernsey, in connection with the solicitation by its board of directors of proxies from holders of its outstanding voting ordinary shares, par value L0.01 per share ("Ordinary Shares"), and the holders of Solect Technology Group Inc. shares that are exchangeable into Ordinary Shares (together with the Ordinary Shares, "Voting Shares") for use at the annual general meeting of shareholders to be held at 10:00 A.M., local time, on Wednesday, January 24, 2001, at the Drake Swissotel New York, 440 Park Avenue, New York, New York 10022, or at any adjournments thereof (the "General Meeting"). This Proxy Statement and the accompanying proxy, together with a copy of our Annual Report to shareholders, are first being mailed or delivered to our shareholders on or about December 26, 2000.

     At the General Meeting, our shareholders as of the close of business on December 1, 2000 (the "Record Date") will be asked to take the following actions: (i) authorize an increase to the size of our board of directors from eleven (11) to thirteen (13) members, in compliance with our Articles of Association (Proposal I); (ii) elect at this time ten (10) directors for a term of one year until the next annual general meeting of shareholders and until their respective successors are elected and qualified or their positions are vacated by resignation or otherwise (Proposal II); (iii) approve our Consolidated Financial Statements for the fiscal year ended September 30, 2000 (Proposal III); (iv) approve Ernst & Young LLP as our independent auditors for the fiscal year ending September 30, 2001, and until the next annual general meeting, and authorize the board of directors to fix the remuneration of such auditors in accordance with the extent and nature of their services (Proposal
IV); and (v) approve an amendment to our 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan"), to increase the number of Ordinary Shares available for grants of options and/or awards under the 1998 Plan (Proposal V).

     The enclosed proxy confers discretionary authority with respect to any amendments or modifications of proposals that properly may be brought before the General Meeting. As of the date hereof, we are not aware of any such amendments or modifications or other matters to be presented for action at the General Meeting. However, if any other matters properly come before the General Meeting, the proxies solicited hereby will be exercised on such matters in accordance with the reasonable judgment of the proxyholders.

     As of the Record Date, Amdocs had outstanding 198,370,603 Voting Shares and 22,864,373 non-voting ordinary shares, par value L0.01 per share ("non-voting Ordinary Shares"). Each Voting Share is entitled to one vote on all matters presented at the General Meeting. Only holders of record of Voting Shares at the close of business on the Record Date are entitled to notice of and to vote at the General Meeting. Votes cast in person or by proxy at the General Meeting will be tabulated by the inspector of elections appointed for the General Meeting who will also determine whether a quorum is present for the transaction of business. The holders of a majority of the outstanding Voting Shares entitled to vote at the General Meeting constitute a quorum for purposes of the General Meeting.

     Approval of Proposal I to authorize an increase to the size of our board of directors from eleven (11) to thirteen (13) members, Proposal II to elect at this time ten (10) directors, Proposal III to approve our Consolidated Financial Statements, Proposal IV to approve Ernst & Young LLP as our independent auditors and to authorize our board of directors to fix such auditors' remuneration, and Proposal V to amend the 1998 Plan require in each case the affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting.

     The enclosed proxy provides that each shareholder may specify that his or her Voting Shares be voted "for," "against" or "abstain" from voting with respect to each of the proposals. If the enclosed proxy is properly executed, duly returned to us in time for the General Meeting and not revoked, your Voting Shares will be voted in accordance with the instructions contained thereon. Where a signed proxy is returned, but no specific instructions are indicated, your Voting Shares will be voted FOR each of the proposals.

     Proxies will not be counted as voting in respect of any matter as to which abstinence is indicated, but abstentions will be counted as Voting Shares that are present for purposes of determining whether a quorum is present. Nominees who are members of the New York Stock Exchange, Inc. ("NYSE") and who, as brokers, hold Voting Shares in "street name" for customers have, by NYSE rules, the authority to vote on certain items in the absence of instructions from their customers, the beneficial owners of the Voting Shares. Under these rules, brokers that do not receive instructions are entitled to vote on the second, third and fourth proposals to be considered at the General Meeting. Voting Shares held by such nominees for their beneficial owners will be counted for purposes of determining whether a quorum is present.

     Any shareholder who executes and returns a proxy may revoke it in writing before it is voted at the General Meeting by: (i) filing with our Secretary, at the address of our principal United States subsidiary, Amdocs, Inc. (at the address that appears on the last page of this Proxy Statement), written notice of such revocation bearing a later date than the proxy or a subsequent proxy relating to the same Voting Shares, provided that such proxy or subsequent proxy shall be deposited at such address at least forty-eight (48) hours before the scheduled General Meeting or adjournment thereof, as the case may be; or (ii) attending the General Meeting and voting in person (although attendance at the General Meeting will not in and of itself constitute revocation of a proxy).

                                   IMPORTANT

     WHETHER OR NOT YOU ATTEND THE GENERAL MEETING, YOUR VOTE IS IMPORTANT. ACCORDINGLY, YOU ARE ASKED TO SIGN AND RETURN THE ACCOMPANYING PROXY REGARDLESS OF THE NUMBER OF VOTING SHARES YOU OWN. VOTING SHARES CAN BE VOTED AT THE GENERAL MEETING ONLY IF THE HOLDER IS REPRESENTED BY PROXY OR IS PRESENT.

                                   PROPOSAL I

                     AUTHORIZING INCREASE TO SIZE OF BOARD

     Under the Articles of Association of Amdocs, the board of directors is currently comprised of eleven directors. To permit us better to manage our expanded operations and involve additional persons in our business whose talents and skills can best help to foster the continued success and growth of Amdocs, it is proposed that the following Ordinary Resolution be adopted at the General
Meeting:

     "RESOLVED, that the size of the board of directors of the Company be increased from eleven (11) to thirteen (13) members, in compliance with the Company's Articles of Association."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the increase to the size of the board.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE INCREASE TO THE SIZE OF THE BOARD.

                                  PROPOSAL II

                             ELECTION OF DIRECTORS

     As a result of recent resignations, there is a vacancy on our current board of directors. As permitted by the Articles of Association, the remainder of the current board will seek to fill any vacancy as promptly as possible. If Proposal I is approved, the two newly-created positions on the board will also be filled by the then current board, as permitted by the Articles of Association. Any new directors so appointed by the board shall hold their positions only until the annual general meeting of shareholders for 2001 or until their respective successors are duly elected and qualified or their positions are earlier vacated by resignation or otherwise. The ten persons listed below are the nominees for election as directors at the General Meeting. Each director elected at this General Meeting will serve for a one-year term until the next annual general meeting of shareholders or until his respective successor is elected and qualified or his position is earlier vacated by resignation or otherwise.

     Voting Shares represented by proxies returned duly executed will be voted, unless otherwise specified, in favor of the ten nominees for the board of directors named below. If any (or all) of such persons should be unable to serve, the persons named in the enclosed proxy will vote the shares covered thereby for such substitute nominee (or nominees) as the board of directors may select. The board of directors has no reason to believe that any such nominee will be unable or unwilling to serve.

     Set forth below are the names and ages of the nominees for director, the principal occupations of each nominee currently and for at least the past five years, and the year in which each became a director of Amdocs.

NAME                 AGE
----                 ---
Bruce K. Anderson    60    Mr. Anderson has been Chief Executive Officer and Chairman of the board of directors of Amdocs since September 1997.
                           Since August 1978, he has been a general partner of Welsh,
                           Carson, Anderson & Stowe ("WCAS"), an investment firm which specializes in the acquisition of companies in the
                           information services, communications and health care
                           industries. Mr. Anderson served for nine years with
                           Automated Data Processing, Inc. ("ADP") until his
                           resignation as Executive Vice President and a director of
                           ADP, and President of ADP International, effective August
                           1978. Mr. Anderson also serves on the board of Bridge
                           Information Systems, Inc.

Adrian Gardner       38    Mr. Gardner has been a director of Amdocs since April 1998.
                           Mr. Gardner is a Managing Director of Lazard LLC, based in
                           London, and works with technology and
                           telecommunications-related companies. Prior to joining
                           Lazard in 1989, Mr. Gardner qualified as a chartered
                           accountant with Price Waterhouse (now PriceWaterhouse
                           Coopers). Mr. Gardner is a member of the Institute of
                           Chartered Accountants in England & Wales and a member of The
                           Securities Institute.

James S. Kahan       53    Mr. Kahan has been a director of Amdocs since April 1998.
                           Mr. Kahan has worked at SBC Communications Inc. ("SBC")
                           since 1983, and currently serves as its Senior Executive
                           Vice President-Corporate Development, a position he has held since 1992. Prior to joining SBC, Mr. Kahan held various
                           positions at several telecommunications companies, including
                           Western Electric, Bell Laboratories, South Central Bell and
                           AT&T. SBC International Inc. ("SBCI"), a wholly-owned
                           subsidiary of SBC, is one of our largest shareholders.

NAME                 AGE
----                 ---
John T. McLennan     55    Mr. McLennan has been a director of Amdocs since November
                           1999. Since May 1999, he has served as Vice-Chair and Chief
                           Executive Officer of AT&T Canada. Mr. McLennan founded and was the President of Jenmark Consulting Inc. from 1997 until
                           May 1999. From 1994 to 1997, Mr. McLennan served as the
                           President and Chief Executive Officer of Bell Canada. Prior
                           to that, he held various positions at several
                           telecommunications companies, including BCE Mobile
                           Communications and Cantel Inc. Mr. McLennan currently serves on the board of directors of Hummingbird Corporations and
                           several other software/communication companies.

Robert A. Minicucci  48    Mr. Minicucci has been Chief Financial Officer and a
                           director of Amdocs since September 1997. He has been a
                           general partner of WCAS since 1993. From 1992 to 1993, Mr.
                           Minicucci served as Senior Vice President and Chief
                           Financial Officer of First Data Corporation, a provider of information processing and related services for credit card and other payment transactions. From 1991 to 1992, he served as Senior Vice President and Treasurer of the American
                           Express Company. Mr. Minicucci served for twelve years with
                           Lehman Brothers (and its predecessors) until his resignation as a Managing Director in 1991. He is also a director of
                           several private companies including Global Knowledge
                           Networks, Inc., Alliance Data Systems, Inc., Headstrong,
                           Inc. and Attachmate, Inc.

Avinoam Naor         52    Mr. Naor has been a director of Amdocs since January 1999
                           and is Chief Executive Officer of Amdocs Management Limited,
                           having overall coordination responsibility for the
                           operations and activities of our operating subsidiaries. Mr.
                           Naor was a member of the team that founded Amdocs in 1982
                           and initially served as a Senior Vice President. He has been involved with software development for 28 years, working on projects for the development of application and
                           infrastructure software for communications systems and
                           developing and marketing directory assistance systems. Mr.
                           Naor was also a member of the team that established the
                           computerized system for Golden Pages, the Israeli yellow
                           pages company.

Lawrence Perlman     62    Mr. Perlman has been a director of Amdocs since April 1998.
                           He was Chairman of Ceridian Corporation from 1992 through
                           1999, and its Chief Executive Officer from 1990 through
                           1999. Ceridian Corporation is a provider of information
                           services to employers to administer various human resource functions, as well as information services for the
                           transportation and electronic media markets. Mr. Perlman is a director and Chairman of Seagate Technology, Inc., and a director of The Valspar Corporation and Computer Network
                           Technology Corporation. Mr. Perlman has been a director of
                           Ceridian since 1985.

Michael J. Price     43    Mr. Price has been a director of Amdocs since January 1998.
                           He is co-Chairman of FirstMark Communications International
                           LLC, a broadband communications company in Europe. Prior to that, he worked at Lazard Freres & Co. L.L.C., starting in
                           1987, serving first as a Vice President and then as a
                           Managing Director, where he led its technology and
                           telecommunications group. He is also a director of
                           SpectraSite, a leading tower management company, and
                           PeoplePC.

NAME                 AGE
----                 ---
Modi Rosen           40    Mr. Rosen has been a director of Amdocs since December 2000.
                           He founded and is co-manager of Magnum Communications Fund, a venture capital fund specializing in the Israeli
                           telecommunications industry. Mr. Rosen was a partner of
                           Monitor Company, an international consulting group, where, as part of its telecommunications division, he advised
                           European wireless and wireline companies, including Siemens.
                           Prior to his association with Monitor, Mr. Rosen was a
                           managing partner at Shaldor, an Israeli consultancy firm.

Ron Zuckerman        43    Mr. Zuckerman has been a director of Amdocs since December
                           2000. He is the founder and a chairman of the board of
                           Precise Software Solutions, a Nasdaq-listed company and a
                           provider of information technology infrastructure
                           performance management software. He is also a founder and
                           chairman of Sapiens International, a Nasdaq-listed company and global e-business solutions provider, and EC-Gate, a
                           solutions provider for e-marketplaces.

BOARD COMMITTEES

     Our board of directors has formed three committees set forth below. Members of each committee are appointed by the board of directors.

     Executive Committee. The Executive Committee acts from time to time instead of the full board of directors and has such responsibilities as may be delegated to it by the board of directors. The current members of the Executive Committee are Bruce K. Anderson, Adrian Gardner, James S. Kahan, Robert A. Minicucci and Avinoam Naor.

     Audit Committee. The Audit Committee reviews, acts on and reports to the board of directors with respect to various auditing and accounting matters, including the selection of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The current members of the Audit Committee are Lawrence Perlman, Adrian Gardner and John T. McLennan, all of whom are independent directors, as required by the rules of the NYSE.

     Compensation Committee. The Compensation Committee determines the salaries and incentive compensation of the officers of Amdocs and our subsidiaries and provides recommendations for the salaries and incentive compensation of other employees and certain consultants. The Compensation Committee also administers various compensation, stock and benefit plans of Amdocs. The current members of the Compensation Committee are Bruce K. Anderson, Adrian Gardner, James S. Kahan and Robert A. Minicucci.

BOARD AND COMMITTEE MEETINGS

     During the past fiscal year, the board of directors held six meetings and took numerous other actions by unanimous written consent in lieu of formal meetings. In addition, the Executive Committee held eight meetings, the Compensation Committee held four meetings and the Audit Committee held four meetings in fiscal year 2000. The board of directors does not have a standing nominating committee.

COMPENSATION OF DIRECTORS

     Our directors who are not employees or affiliates of either the Company or any of our major shareholders have the choice of receiving as compensation either (i) an annual cash payment of $30,000 or (ii) options to purchase 10,000 Ordinary Shares, one-quarter of which vest immediately and the remainder of which vest annually in three equal installments. Any such director who serves as a chairman of a committee also receives options to purchase 1,000 Ordinary Shares under the same terms. In addition, we pay each such director $1,500 per meeting of the board of directors and $500 per meeting of a committee of the board of directors. During fiscal year 2000, 10,000 stock options were granted to one director. We reimburse all of our directors for their reasonable travel expenses incurred in connection with attending meetings of the board of directors or committees thereof.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Bruce K. Anderson, Adrian Gardner, James S. Kahan, John T. McLennan, Robert A. Minicucci, Avinoam Naor, Lawrence Perlman, Michael J. Price, Modi Rosen and Ron Zuckerman are, and each hereby is, elected to serve as a director of the Company, until the next annual general meeting or until his respective successors are elected and qualified or his position is earlier vacated by resignation or otherwise."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to elect the nominees named above.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE DIRECTOR NOMINEES NAMED ABOVE.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

MAJOR SHAREHOLDERS

     The following table sets forth specified information with respect to the beneficial ownership as of December 1, 2000 of any person known by us to be the beneficial owner of more than 5% of our outstanding Voting Shares.

                                                             SHARES
                                                          BENEFICIALLY      PERCENTAGE
NAME AND ADDRESS                                            OWNED(1)       OWNERSHIP(2)
----------------                                          ------------    ---------------
AXA Financial, Inc.(3)..................................   27,453,122          13.8%
  1290 Avenue of the Americas
  New York, New York 10104

SBC International Inc.(4)...............................   20,654,138          10.4%
  175 E. Houston Street
  San Antonio, Texas 78205-2233

Amdocs International Limited(5).........................   18,744,442           9.4%
  Suite 5, Tower Hill House
  Le Bordage, St. Peter Port
  Guernsey GY1 3QT
  The Channel Islands

Welsh, Carson, Anderson & Stowe(6)......................   16,752,911           8.4%
  320 Park Avenue, Suite 2500
  New York, New York 10022

All directors and executive officers as a group
  (21 persons)(6)(7)....................................   49,410,337          24.9%

---------------
(1) Unless otherwise indicated, the entities and individuals identified in this table have sole voting and investment power with respect to all Voting Shares shown as beneficially owned by them, subject to community property laws, where applicable.

(2) The percentages shown are based on 198,370,603 Voting Shares outstanding on December 1, 2000.

(3) Includes 26,911,722 shares held indirectly through AXA Financial's majority-owned subsidiary Alliance Capital Management L.P. and 541,400 shares held indirectly through AXA Financial's wholly-owned subsidiary the Equitable Life Assurance Society of the United States.

(4) SBC International Inc. ("SBCI") is a wholly-owned subsidiary of SBC, a company whose shares are publicly traded on the New York Stock Exchange. SBCI also holds 22,864,373 non-voting Ordinary Shares. SBCI is the only shareholder that holds our non-voting Ordinary Shares.

(5) The number of shares shown as beneficially owned by Amdocs International Limited ("AIL") includes 10,000,000 Ordinary Shares that AIL may be required to deliver to the Amdocs Automatic Common Exchange Security Trust (the "TRACES Trust") upon the exchange of Automatic Common Exchange Securities that were issued and sold by the TRACES Trust in June 1999. The exchange date for the Automatic Common Exchange Securities will occur no earlier than June 11, 2002.

(6) Includes 10,857,994 Ordinary Shares held by Welsh, Carson, Anderson & Stowe VII, L.P., 3,107,681 Ordinary Shares held by Welsh, Carson, Anderson & Stowe VI, L.P. and 2,787,236 Ordinary Shares held by WCAS Capital Partners III, L.P. Bruce K. Anderson, Chairman of the Board and Chief Executive Officer of Amdocs, and Robert A. Minicucci, Chief Financial Officer of Amdocs, each may be deemed to be beneficial owners of the Ordinary Shares held by WCAS.

(7) Includes Ordinary Shares held by SBCI and WCAS. Affiliates of SBCI and WCAS serve on the Company's board of directors and, accordingly, such designees may be deemed to be the beneficial owners of the Ordinary Shares held by such entities. Each such designee disclaims beneficial ownership of such shares.

                                  PROPOSAL III

               APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS
                  FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2000

     Our Annual Report for the fiscal year ended September 30, 2000 is being mailed to our shareholders together with this Proxy Statement. Our Consolidated Financial Statements for the fiscal year ended September 30, 2000 are included in such report. At the General Meeting, we will review the operating and financial review and prospects as presented in our Annual Report for the fiscal year ended September 30, 2000 and will answer appropriate questions related thereto.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that the Consolidated Financial Statements for the Company for the fiscal year ended September 30, 2000 be, and the same hereby are, approved."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the Consolidated Financial Statements.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF OUR CONSOLIDATED FINANCIAL STATEMENTS.

                                  PROPOSAL IV

                        APPROVAL OF INDEPENDENT AUDITORS

     Upon recommendation of the Audit Committee, our board of directors has selected and recommends to the shareholders that they (i) approve the firm of Ernst & Young LLP to continue to serve as our independent auditors for the fiscal year ending September 30, 2001, and until the next annual general meeting, and (ii) authorize the board of directors to fix the remuneration of such auditors. Ernst & Young LLP has audited Amdocs' books and accounts for the fiscal year ended September 30, 2000 and has served as our independent auditors since 1996. One or more representatives of Ernst & Young LLP are expected to be present at the General Meeting, will have an opportunity to make a statement if he or she so desires and will be available to respond to appropriate questions.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that (i) the appointment of Ernst & Young LLP, as the Company's independent auditors for the fiscal year ending September 30, 2001, and until the Company's next annual general meeting be, and it hereby is, approved, and
(ii) the board of directors be, and it hereby is, authorized to fix the remuneration of such independent auditors in accordance with the extent and nature of their services."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of Ernst & Young LLP and the authorization of the board of directors to fix their remuneration.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL IV.

                                   PROPOSAL V

               AMENDMENT TO 1998 STOCK OPTION AND INCENTIVE PLAN

     The board of directors has approved and recommends to the shareholders that they approve a proposal to amend the 1998 Stock Option and Incentive Plan, as amended (the "1998 Plan"), to increase the number of Ordinary Shares available for grant under the 1998 Plan from 13,300,000 Ordinary Shares to 32,300,000 Ordinary Shares, an increase of 19,000,000 Ordinary Shares. The text of the proposed amendment to the 1998 Plan is set forth below.

     Amdocs adopted the 1998 Plan in January 1998. The 1998 Plan provides for the grant and/or award by Amdocs of options or restricted shares to the officers, directors, employees or consultants of Amdocs or any of our subsidiaries. In January 1999, the number of Ordinary Shares available under the 1998 Plan was increased from 4,100,000 to 6,600,000 Ordinary Shares and in January 2000, the number was increased to 13,300,000 Ordinary Shares.

     The purpose of the 1998 Plan is to enable us to attract and retain qualified personnel and to motivate such persons by providing them with an equity participation in Amdocs. The 1998 Plan is administered by a committee appointed by the board and expires ten years after the date of its adoption.

     As of December 1, 2000, options to purchase an aggregate of 10,450,900 Ordinary Shares have been granted and 2,849,000 Ordinary Shares remain available for future grants.

     The Ordinary Shares acquired upon exercise of an option and the restricted shares that may be granted under the 1998 Plan will be subject to certain restrictions on transfer, sale or hypothecation. Options will be exercisable and restrictions on disposition of shares will lapse pursuant to the terms of the individual agreements under which such options are granted or shares issued.

     The board of directors has determined that the amendment to the 1998 Plan is in the best interest of Amdocs and our shareholders. The board of directors believes that after giving effect to this increase to the 1998 Plan, the Company will have sufficient options available for grant to our employees and others for the near future. The board of directors considers grants of options and/or awards to be an effective method to attract and to retain employees and others and that the availability of Ordinary Shares for future grants under the 1998 Plan is important to the business prospects and operations of Amdocs.

     It is proposed that the following Ordinary Resolution be adopted at the General Meeting:

     "RESOLVED, that Section 5 of the Amdocs Limited 1998 Stock Option and Incentive Plan, as amended as of June 17, 1998, January 27, 1999 and January 26, 2000 (the "1998 Plan"), is hereby amended by deleting the first sentence of the first paragraph of said Section 5, and replacing it with the following:

        "The maximum number of Ordinary Shares reserved for grant of awards under the Plan shall be 32,300,000."

REQUIRED AFFIRMATIVE VOTE

     The affirmative vote of a majority of the Voting Shares represented in person or by proxy at the General Meeting is necessary for the approval of the Ordinary Resolution to approve the amendment to the 1998 Plan.

     THE BOARD OF DIRECTORS BELIEVES THAT THE PROPOSAL IS IN THE BEST INTERESTS OF AMDOCS AND ITS SHAREHOLDERS AND RECOMMENDS A VOTE "FOR" THE AMENDMENT TO THE 1998 PLAN.

                                 MISCELLANEOUS

ANNUAL REPORT TO SHAREHOLDERS

     Our Annual Report for the fiscal year ended September 30, 2000, including audited financial statements, accompanies this Proxy Statement.

ANNUAL REPORT ON FORM 20-F

     Once filed with the Securities and Exchange Commission ("SEC"), we can provide without charge, at the written request of any beneficial shareholder as of the Record Date, a copy of our Annual Report on Form 20-F, including the financial statements, financial statement schedules and exhibits, as filed with the SEC. Our Annual Report on Form 20-F will also be accessible to the general public via the Internet at the SEC's web site located at http://www.sec.gov. Requests for copies of our Annual Report on Form 20-F should be mailed to our principal United States subsidiary at:

         Amdocs, Inc.
         1390 Timberlake Manor Parkway
         Chesterfield, Missouri 63017
         Fax: (314) 212-8358
         E-mail: info@amdocs.com

         Attention: Mr. Thomas G. O'Brien
                    Secretary and Treasurer of Amdocs Limited

EXPENSES OF SOLICITATION

     The cost of solicitation of proxies in the accompanying form will be borne by Amdocs, including expenses in connection with preparing and mailing this Proxy Statement. In addition to solicitation of proxies by mail, our directors, officers and employees (who will receive no additional compensation therefor) may solicit the return of proxies by telephone, facsimile or personal interview. In addition, we have retained American Stock Transfer & Trust Company and W.F. Doring & Co. to assist in the solicitation of proxies. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the NYSE concerning the sending of proxies and proxy materials to the beneficial owners of our Ordinary Shares.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Thomas G. O'Brien
                                          Thomas G. O'Brien
                                          Secretary

December 26, 2000

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                          AMDOCS LIMITED

                                          /s/ THOMAS G. O'BRIEN
                                          --------------------------------------
                                          Thomas G. O'Brien
                                          Treasurer and Secretary
                                          Authorized U. S. Representative

Date: December 26, 2000

                                 AMDOCS LIMITED

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Bruce K. Anderson and Thomas G. O'Brien as Proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and vote, as designated below, all Ordinary Shares of Amdocs Limited (the "Company") held of record by the undersigned on December 1, 2000, at the annual General Meeting of shareholders to be held on January 24, 2001 or any adjournment thereof.

                        (TO BE SIGNED ON REVERSE SIDE.)

                                                             ------------
                                                             SEE REVERSE
                                                                 SIDE
                                                             ------------

[X]  Please mark your
     votes in this
     example using dark ink only.


                                    WITHHOLD
                      FOR           AUTHORITY
2.   ELECTION OF      [ ]             [ ]
     DIRECTORS

     FOR except vote withheld from the
     following nominee(s):

--------------------------------------

 Nominees: Bruce K. Anderson
           Adrian Gardner
           James S. Kahan
           John T. McLennan
           Robert A. Minicucci
           Avinoam Naor
           Lawrence Perlman
           Michael J. Price
           Modi Rosen
           Ron Zuckerman
                                     FOR      AGAINST    ABSTAIN
  1.  AUTHORIZE INCREASE OF          [ ]        [ ]        [ ]
      SIZE OF THE BOARD FROM
      ELEVEN (11) TO THIRTEEN
      (13) MEMBERS.

  3.  APPROVAL OF CONSOLIDATED       [ ]        [ ]        [ ]
      FINANCIAL STATEMENTS FOR
      FISCAL YEAR 2000.

  4.  APPROVAL OF ERNST & YOUNG      [ ]        [ ]        [ ]
      LLP AND AUTHORIZATION OF
      BOARD TO FIX
      REMUNERATION.

  5.  APPROVAL OF AMENDMENT TO       [ ]        [ ]        [ ]
      STOCK OPTION AND
      INCENTIVE PLAN.

Signature ---------------------------------------------     Date ---------------
NOTE: Please sign exactly as name appears to the hereon. Joint owners should each sign. When as attorney, executor, administrator, trustee, or guardian, please give your full title as such.